UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

HUMACYTE, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
44486Q 103
(CUSIP Number)

Laura E. Niklason
Brady W. Dougan
Ayabudge LLC
c/o Humacyte, Inc.
2525 E NC Highway 54
Durham, North Carolina 27713
(919) 313-9633

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44486Q 103			Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Laura E. Niklason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 9,186,901 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 9,186,901 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,186,901 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
(1)Consists of (i) 240,832 shares of the Issuer’s common stock held by Dr. Niklason, (ii) 1,148,240 shares of the Issuer’s common stock held by The Niklason Living Trust, of which Dr. Niklason is the sole trustee, (iii) 2,055,611 shares of the Issuer’s common stock subject to options exercisable within 60 days of May 31, 2024 held by Dr. Niklason, (iv) 510,161 shares of the Issuer’s common stock held by Mr. Dougan, (v) 42,769 shares of the Issuer’s common stock subject to options exercisable within 60 days of May 31, 2024 held by Mr. Dougan, and (vi) 5,189,288 shares of the Issuer’s common stock held by Ayabudge LLC. Dr. Niklason is married to Mr. Dougan and Mr. Dougan has sole voting and dispositive power over the shares held by Ayabudge LLC. By virtue of these relationships, Dr. Niklason may be deemed to share beneficial ownership of the securities held of record by Mr. Dougan and Ayabudge LLC.
(2)Based upon 119,084,353 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2024.

CUSIP No. 44486Q 103			Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Brady W. Dougan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 9,186,901 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 9,186,901 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,186,901 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
(1)Consists of (i) 510,161 shares of the Issuer’s common stock held by Mr. Dougan, (ii) 42,769 shares of the Issuer’s common stock subject to options exercisable within 60 days of May 31, 2024 held by Mr. Dougan, (iii) 240,832 shares of the Issuer’s common stock held by Dr. Niklason, (iv) 1,148,240 shares of the Issuer’s common stock held by The Niklason Living Trust, of which Dr. Niklason is the sole trustee, (v) 2,055,611 shares of the Issuer’s common stock subject to options exercisable within 60 days of May 31, 2024 held by Dr. Niklason and (vi) 5,189,288 shares of the Issuer’s common stock held by Ayabudge LLC. Mr. Dougan is married to Dr. Niklason and Mr. Dougan has sole voting and dispositive power over the shares held by Ayabudge LLC. By virtue of these relationships, Mr. Dougan may be deemed to share beneficial ownership of the securities held of record by Dr. Niklason, The Niklason Living Trust and Ayabudge LLC.
(2)Based upon 119,084,353 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Form 10-Q filed with the SEC on May 13, 2024.

CUSIP No. 44486Q 103			Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Ayabudge LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,189,288 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,189,288 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,189,288 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

_______________________
(1)Consists of 5,189,288 shares of the Issuer’s common stock held by Ayabudge LLC. Mr. Dougan is the sole member of Ayabudge LLC and has sole voting and dispositive power over the shares held by Ayabudge LLC. Ayabudge LLC has pledged 5,189,288 shares to certain lenders in connection with a financing arrangement.
(2)Based upon 119,084,353 shares of the Issuer’s Common Stock outstanding as of May 2, 2024, as reported in the Form 10-Q filed with the SEC on May 13, 2024.

CUSIP No. 44486Q 103	Page 5 of 7 Pages

This Amendment No. 7 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Humacyte, Inc. (the “Issuer”), filed by Laura E. Niklason (“Dr. Niklason”), Brady W. Dougan (“Mr. Dougan”) and Ayabudge LLC (“Ayabudge” and, together with Dr. Niklason and Mr. Dougan, the “Reporting Persons”) on June 4, 2024 (such statement, as amended herein the “Schedule 13D”), amends the Schedule 13D as set forth below.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 7, items in the Schedule 13D remain unchanged.
Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:
On April 19, 2024 Dr. Niklason transferred 1,148,240 shares of Common Stock to The Niklason Living Trust for no consideration. Dr. Niklason serves as the sole trustee of The Niklason Living Trust.
On May 31, 2024 Ayabudge sold 809,786 shares of Common Stock in the open market at a weighted average price of $7.91 per share for an aggregate sale price of approximately $6.4 million (excluding commissions).
On June 3, 2024 Ayabudge sold 190,214 shares of Common Stock in the open market at a weighted average price of $7.42 per share for an aggregate sale price of approximately $1.4 million (excluding commissions).
On June 3, 2024 Dr. Niklason purchased 2,050 shares of Common Stock on the open market at a price of $7.37 per share for an aggregate purchase price of approximately $15,100 (excluding commissions). Dr. Niklason used personal funds for such acquisition.

On June 4, 2024 Dr. Niklason purchased 2,362 shares of Common Stock on the open market at a weighted average price of $6.35 per share for an aggregate purchase price of approximately $15,000 (excluding commissions). Dr. Niklason used personal funds for such acquisition.
On June 4, 2024 Ayabudge sold 1,852 shares of Common Stock in the open market at a weighted average price of $7.28 per share for an aggregate sale price of approximately $13,500 (excluding commissions).
Mr. Dougan used the proceeds of the sales by Ayabudge to pay down leverage while providing a mechanism for the purchasers to acquire shares at a time that the Issuer was not conducting a financing transaction. Dr. Niklason is treated as indirectly beneficially owning the shares of Common Stock sold. However, no shares of Common Stock directly owned by Dr. Niklason were sold in these transactions.
Item 5.    Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in full as follows:
(a)-(b)
Number of shares of Common Stock beneficially owned:

Laura E. Niklason, M.D., Ph.D.	9,186,901 shares
Brady W. Dougan	9,186,901 shares
Ayabudge LLC	5,189,288 shares

CUSIP No. 44486Q 103	Page 6 of 7 Pages
Percent of class:

Laura E. Niklason, M.D., Ph.D.	7.6%
Brady W. Dougan	7.6%
Ayabudge LLC	4.4%
The percentage ownership was calculated based upon 119,084,353 shares of the Issuer’s Common Stock outstanding, as of May 2, 2024, as reported in the Form 10-Q filed with the SEC on May 13, 2024.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Laura E. Niklason, M.D., Ph.D.	0 shares
Brady W. Dougan	0 shares
Ayabudge LLC	0 shares

(ii)	Shared power to vote or to direct the vote:

Laura E. Niklason, M.D., Ph.D.	9,186,901 shares
Brady W. Dougan	9,186,901 shares
Ayabudge LLC	5,189,288 shares

(iii)	Sole power to dispose or to direct the disposition of:

Laura E. Niklason, M.D., Ph.D.	0 shares
Brady W. Dougan	0 shares
Ayabudge LLC	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Laura E. Niklason, M.D., Ph.D.	9,186,901 shares
Brady W. Dougan	9,186,901 shares
Ayabudge LLC	5,189,288 shares

(c)    Except as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days.
(d)    Not applicable.
(e)    Not applicable.

CUSIP No. 44486Q 103	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024	Laura E. Niklason

	By:	/s/ Laura E. Niklason by Dale A. Sander as Attorney-in-Fact

Date: June 4, 2024	Brady W. Dougan

	By:	/s/ Brady W. Dougan by Dale A. Sander as Attorney-in-Fact

Date: June 4, 2024	Ayabudge LLC

	By:	/s/ Brady W. Dougan by Dale A. Sander as Attorney-in-Fact
Name: Brady W. Dougan
Title: Sole Member